November 10, 2021

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Babette Cooper
Patrick Costello
Wilson Lee
Pamela Long

Re:	Douglas Elliman Inc.
Amendment No. 2 to Draft Registration Statement on Form 10
Confidentially Submitted on October 21, 2021
CIK No. 0001878897

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated November 4, 2021, regarding Amendment No. 2 to the Registration Statement on Form 10 of Douglas Elliman Inc. (the “Company”) confidentially submitted by the Company on October 21, 2021. The Company’s response to the comment letter follows.

Registration Statement on Form 10

Draft Information Statement, Exhibit 99.1

Overview, page 1

1.

We note your response to prior comment 1. Your relationship with the proptech companies remains somewhat unclear. For example, in this section, you state that you “are committed to creating a portfolio of incubated start-ups that have access to our operating businesses and distribution, as well as our know-how and experience, to grow their own businesses, while benefiting our operations.” Please explain whether you mean that you are the ‘incubator’ for these companies, and explain what services you provide in this regard. Disclose which companies you have active ‘incubator’ relationships with, and the material terms governing these relationships. File any material agreements as exhibits to your registration statement.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 9, 53, and 59 of the Information Statement to remove the term “incubator” and further distinguish between the Company’s business relationship with real estate technology (“PropTech”) companies that provide technology to the Company’s technology platform and those PropTech companies and funds in which the Company invests. The Company believes that sourcing technology solutions and investing in PropTech companies and investment funds enables it to establish relationships with these companies (and funds’ portfolio companies) to seek preferred terms, become an early adopter of emerging technologies and achieve greater product integration to enhance the technology-based experience of agents, improve the Company’s operating efficiency and seek attractive returns from capital appreciation.

The Company advises the Staff that neither type of contractual relationship is required to be disclosed pursuant to Item 601 of Regulation S-K because such contracts are made in the ordinary course of the Company’s business or are otherwise immaterial.

General

2.

Please ensure that the graphic presentation is of high enough resolution and type size that all information is legible. If you cannot ensure that your graphic presentation is legible after it is transmitted electronically, please consider removing the graphic from your Information Statement and including the substantive information in written form.

Company Response:

In response to the Staff’s comment, the Company has included a higher resolution version of the graphic presentation in order to ensure that all information thereon is legible after it is transmitted electronically.

3.

We note that you plan to distribute shares of Douglas Elliman common stock to Vector shareholders as well as employees holding Vector stock options, whether vested or unvested, and employees and non-employee directors holding restricted Vector stock awards subject to time-based or performance-based vesting. Please provide us with an analysis of whether the distribution constitutes a “sale” under Securities Act Section 2(a)(3), including whether value is being provided, given that the distribution is not being made solely to holders of outstanding Vector shares. In this regard, please disclose the percentage of Douglas Elliman stock that will be distributed to employees and directors other than with respect to any outstanding shares of Vector common stock they may hold. In your analysis, please also address the fact that Vector shares underlying the options and restricted stock awards may never be issued if the options or awards are not exercised or if vesting conditions are not met. Alternatively, amend your Distribution Agreement and the filing to remove the distribution to persons other than holders of outstanding Vector stock, or register the transaction under the Securities Act.

Company Response:

In response to the Staff’s comment, the Company notes that the outstanding Vector Group Ltd. (“Vector”) equity awards consist of (i) stock options and restricted share awards under Vector’s Amended and Restated 2014 Management Incentive Plan (the “2014 Plan”) and (ii) stock options under Vector’s 1999 Long-Term Incentive Plan (together with the 2014 Plan, the “Plans”). Copies of the Plans are included as Exhibits 10.23 and 10.24 to Vector’s Annual Report on Form 10-K for the year ended December 31, 2020.

The Plans provide that the Vector Compensation and Human Capital Committee (the “Compensation Committee”) shall, and has discretion to determine how to, adjust outstanding Vector equity awards when certain events occur. In particular, in the event of a spin-off distribution, Section 10 of the 2014 Plan specifically contemplates distributing the stock of another issuer (e.g., the Company) to holders of outstanding Vector equity awards in lieu of an adjustment to the terms of the outstanding Vector equity awards by providing as follows:

in the event that such transaction or event results in the distribution to [Vector’s] stockholders of securities of another issuer, the [Compensation] Committee may provide with respect to any Award that includes the right to dividend equivalents that, instead of an adjustment to that Award, that holder of such Award will receive the number of securities of the other issuer that they would have been entitled to if they held the Shares underlying their Award.

Pursuant to the applicable award agreements for the outstanding Vector equity awards under the Plans, (i) holders of Vector stock options have the right to dividend equivalents and (ii) holders of Vector restricted share awards, which consist of issued and outstanding shares of Vector common stock, have the right to receive and retain dividends payable to holders of shares of record of Vector common stock, in each case, as if they held the shares of Vector common stock underlying their Vector equity award, provided that stock dividends paid in respect of restricted share awards are subject to the same vesting conditions as the underlying restricted share award.

In connection with the contemplated distribution of shares of the Company’s common stock (the “Distribution”), the Compensation Committee is expected to exercise its discretion under the Plans to provide for the distribution of the Company’s common stock in respect of shares of Vector common stock underlying outstanding Vector equity awards as contemplated by the Plans, instead of making an adjustment to the terms of the Vector equity awards. As a result, following the Distribution, all of the terms of the outstanding Vector equity awards, including the exercise price for the outstanding Vector stock options, the number of shares of Vector common stock underlying the Vector equity awards and the vesting terms, will remain unchanged.

The Distribution in respect of such outstanding Vector stock options will be made at the same time that the Distribution is made to the Vector stockholders and will not have any vesting conditions even if the Vector stock options are not exercised or vested. This is consistent with the dividend equivalents rights pertaining to outstanding Vector stock options under the Plans and award agreements, which are paid without vesting conditions to all shares of Vector common stock underlying Vector stock options, including unvested and unexercised stock options, when a dividend is paid to Vector stockholders. In addition, to provide for consistency of treatment among outstanding Vector equity awards, the Compensation Committee is expected to exercise its discretion to provide that the Distribution in respect of shares of Vector common stock underlying outstanding Vector restricted share awards will be made at the same time that the Distribution is made to the Vector stockholders and will not have any vesting conditions, subject to tax law considerations, even if the Vector restricted share awards are not vested. The total percentage of the Company’s common stock to be distributed to employees and directors in respect of outstanding Vector equity awards is approximately 3.3%. In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Information Statement to add the total percentage of the Company’s common stock that will be distributed to Vector employees and directors in respect of Vector equity awards, and note that the Distribution will generally be made without any vesting conditions.

Finally, with respect to the Staff’s question as to whether the Distribution in respect of shares of Vector common stock underlying Vector equity awards constitutes a “sale” under Section 2(a)(3) of the Securities Act of 1933 (the “Securities Act”), the Company notes that the Compensation Committee has discretion under the Plans to effect the Distribution as it relates to those Vector equity awards without any action or consent from the holders of impacted Vector equity awards. Each of the members of the Compensation Committee is an independent director. As such, there is no investment decision made by the Vector equity award holders in their capacity as such and, accordingly, no disposition of a security for value, as contemplated by Section 2(a)(3) of the Securities Act. Rather, the Vector equity award holders are receiving a distribution of shares of common stock of the Company consistent with the terms and provisions of the Plans and award agreements, similar to other distributions they receive in respect of their Vector equity awards.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Chief Financial Officer

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP

John Gordon, Deloitte & Touche LLP